1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 5, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

REVISED FORM OF PROXY FOR THE 2008 ANNUAL GENERAL MEETING
TO BE HELD ON TUESDAY, 26 MAY 2009

No. of shares to which this Revised Proxy Form relates(Note 1)
Type of shares (A Shares or H Shares) to which this Revised Proxy Form relates(Note 2)

I/We(Note 3) ____________________________________________________________________________________________________________________
of________________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint the Chairman of the Meeting(Note 4)or ______________________________________________________ of _____________________________________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at the Company's Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 26 May 2009 at 9:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the 2008 AGM Notice and the Supplemental Notice of the 2008 AGM, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	For(Note 5)	Against(Note 5)	Abstain(Note 5)
1.

To consider and approve the Report of Directors of the Company for the year ended 31 December 2008 (including the financial statements prepared under the Hong Kong Financial Reporting Standards and the financial report prepared under the PRC Accounting Standards for Business Enterprises (2006));

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year ended 31 December 2008;
3.	To consider and approve the report of the independent auditor and the audited financial statements of the Group and of the Company for the year ended 31 December 2008;
4.	To consider and approve the non payment of a final dividend for the year ended 31 December 2008;
5.	To consider and appoint Mr. Xiong Weiping as an executive Director of the 3rd session of the Board of the Company for a term up to the conclusion of the 2009 annual general meeting of the Company;
6.

To consider and approve the remuneration standard for Directors and supervisors of the Company for 2009 and the distribution of the 2008 annual incentive salary of Directors and supervisors in the form of discretionary bonus with a total amount of RMB1,122,400;

7.

To consider and approve the renewal of one-year liability insurance for Directors, supervisors and senior management of the Company (from 18 May 2009 to 17 May 2010). The matters concerning insurance premium and insurance coverage were entrusted to Aon-COFCO Insurance Brokers Co., Ltd. for handling. To authorize the Board of the Company to instruct relevant departments to handle the specific matters concerning insurance coverage;

8.

To consider and approve the re-election of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company () as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board to determine their remuneration;

9.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.
SPECIAL RESOLUTION(Note 9)	For(Note 5)	Against(Note 5)	Abstain(Note 5)
10.

To consider and approve the proposed amendments to Article 70, Article 183, Article 189, Article 195, Article 211, Article 229, and the deletion of Article 232 of the the articles of association of the Company.

11.	To consider and approve the mandate on authorising the board of directors to issue H Shares of the Company.
12.	To consider and approve the mandate on authorising the board of directors to repurchase H Shares of the Company.
13.	To consider and approve the proposal for the Company to issue Short-term Bills.
14.	To consider and approve the proposal for the Company to issue Medium-term Notes.
15.	To consider and approve the proposed amendment to Article 13 of the articles of association of the Company.

Dated this __________________ day of __________________ 2009	Signature(s)(Note 6): ____________________________

Notes:

1.

Please insert the number of shares registered in your name(s) to which the revised proxy form relates. If no number is inserted, this revised proxy form will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (A Shares or H Shares) to which the revised proxy form relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. ANY ALTERATION MADE TO THIS REVISED PROXY FORM MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: "ABSTAIN". ANY ABSTAIN VOTE OR WAIVER TO VOTE SHALL BE DISREGARDED AS VOTING RIGHTS FOR THE PURPOSE OF CALCULATING THE RESULT OF THAT RESOLUTION. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Annual General Meeting other than those referred to in the 2008 AGM Notice and the Supplemental Notice of the 2008 AGM.

6.

This revised proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this revised proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of A Shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period.

9.	The descriptions of the resolutions are by way of summary only. The full text of the resolutions appears in the 2008 AGM Notice and the Supplemental Notice of the 2008 AGM.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary